FORM OF SHAREHOLDER SERVICING AGREEMENT

This Shareholder Servicing Agreement (the “Agreement”) is made as of ___________, 20[_], by and between the Pathway Capital Opportunity Fund, Inc., a Maryland corporation registered as a closed-end investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and herein referred to as the “Fund,” and [_____________________] (the “Authorized Service Provider”) solely for the purpose of providing administrative services, as provided below:

1.
Services. The Authorized Service Provider shall provide those administrative shareholder services and/or account maintenance services listed on Exhibit A attached hereto, to those individuals or entities with whom the Authorized Service Provider has a servicing and/or other relationship and who may from time to time directly or beneficially own Class A, Class C and/or Class L shares of the Fund. Exhibit A may be amended from time to time by mutual agreement of the parties.

2.	Compensation.

(a)
The fee to be paid with respect to the Class A, Class C and/or Class L shares of the Fund will be computed and paid monthly at an annual rate not to exceed 0.__% of the average weekly net asset value of the Class A, Class C and/or Class L shares of the Fund, provided that such shares are beneficially owned of record at the close of business on the last business day of the payment period by shareholders with whom the Authorized Service Provider has a servicing relationship as indicated by the records maintained by the Fund or its transfer agent (the “Subject Shares”).

(b)
The Fund shall pay the Authorized Service Provider the total of the fees calculated for the Fund for any period with respect to which such calculations are made within 45 days after the close of such period.

3.
Records and Reporting. The Authorized Service Provider shall furnish the Fund with such information as shall reasonably be requested by the Fund with respect to the fees paid to the Authorized Service Provider pursuant to this Agreement.

4.	Limitations.

(a)
The parties acknowledge and agree that the services discussed in Section 1 above and listed in Schedule A attached hereto are not primarily intended to result in the sale of shares of the Fund and are not the services of an underwriter within the meaning of the Securities Act of 1933, as amended, or the 1940 Act.

(b)
Neither the Authorized Service Provider nor any of its employees or agents are authorized to make any representation concerning shares of the Fund except those contained in the then current Prospectus or Statement of Additional Information for the Fund, and the Authorized Service Provider shall have no authority to act as agent for the Fund outside the parameters of this Agreement.

5.	Termination. This Agreement may be terminated by either party at any time without payment of any penalty upon sixty (60) days’ written notice.

6.
Amendments. This Agreement and any Schedule hereto may not be revised except by mutual written agreement between the parties. This Agreement may be revised only after 60 days’ written notice or upon such shorter notice as the parties may mutually agree.

7.	Notices. All communications to the Fund should be sent to:
Pathway Capital Opportunity Fund, Inc.
10 E. 40th Street, 42nd Floor
New York, New York 10016
Attn:____________________
Any notice to the Authorized Service Provider shall be sent to:
[Authorized Service Provider]
________________________
________________________
________________________
Attn:____________________
All communications and any notices required hereunder shall be deemed to be duly given if mailed or faxed to the respective party at the address for such party specified above.

8.
Confidentiality. The parties to this Agreement mutually acknowledge that the Fund maintains and is subject to a Privacy Policy that restricts the disclosure of certain types of non-public information regarding the customers of the Fund and the parties agree to be bound by the restrictions imposed by such Privacy Policy.

9.	Indemnification.

(a)
The Fund agrees to indemnify and hold the Authorized Service Provider harmless against any losses, claims, damages, liabilities or expenses (including attorney’s fees) to which the Authorized Service Provider may become subject insofar as such losses, claims, damages, liabilities or expenses or actions in respect thereof arise out of or are based upon any material breach by the Fund of any provision of this Agreement or the Fund’s negligence or willful misconduct in carrying out its duties and responsibilities under this Agreement.

(b)
The Authorized Service Provider agrees to indemnify and hold the Fund harmless against any losses, claims, damages, liabilities or expenses (including attorney’s fees) to which the Fund may become subject insofar as such losses, claims, damages, liabilities or expenses or actions in respect thereof arise out of or are based upon any material breach by the Authorized Service Provider of any provision of this Agreement or the Authorized Service Provider’s negligence or willful misconduct in carrying out its duties and responsibilities under this Agreement.

10.
Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York. The parties hereto unconditionally and irrevocably agree to submit to the exclusive jurisdiction of the state and federal courts located in New York County, New York for any legal action or proceeding arising out of, or in any manner relating to, this Agreement. The parties waive any right to trial by jury in any action, proceeding or counterclaim, arising out of or relating to this Agreement.

11.
Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any party hereto may execute this Agreement by signing any such counterpart.

12.
Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

13.
Entire Agreement. This Agreement, including the Attachments hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes all previous agreements, written or oral, with respect to such matters.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the ____ day of _______________, 20[ _].

PATHWAY CAPITAL OPPORTUNITY FUND, INC.	[AUTHORIZED SERVICE PROVIDER]

By:	By:

Name:	Name:

Title:	Title:

EXHIBIT A
OF SHAREHOLDER SERVICES AGREEMENT

The types of shareholder services which may be compensated pursuant to the Agreement include, but are not necessarily limited to, the following:

1.	responding to customer inquiries of a general nature regarding the Fund;

2.	crediting distributions from the Fund to customer accounts;

3.	arranging for bank wire transfer of funds to or from a customer's account;

4.	responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents;

5.	forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares;

6.	assisting the Fund in establishing and maintaining shareholder accounts and records;

7.	providing sub-accounting for Fund share transactions at the shareholder level;

8.	forwarding to customers proxy statements and proxies;

9.	determining amounts to be reinvested in the Fund;

10.	assisting customers in changing account options, account designations and account addresses, and

11.	providing such other similar services as the Fund may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations.